

Mail Stop 3233

November 18, 2016

Via E-mail
Jan Telander
Chief Executive Officer
Progreen US, Inc.
6443 Inkster Road, Suite 170-D
Bloomfield Township, MI 48301

> **Re:** **Progreen US, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 26, 2016**
> **File No. 333-213406**

Dear Mr. Telander:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2016 letter.

General

1. We note your response to comment 2 that properties will be put back on the market for purchase as a residential or investment property. We also note your disclosure that these investment properties would be managed by ProGreen Properties Management LLC. Please revise your disclosure to discuss in greater detail how the properties will be sold as fully managed investment properties and the process how purchasers select ProGreen Properties Management LLC to manage the properties. Please also provide us with your legal analysis as to whether the sale of these investment properties with the management services involves the offer and sale of investment contracts, and if so, how you will comply with the registration or exemption requirements of the Securities Act. See generally Securities Act Release 5347 (Jan. 4 1973).

Principal Stockholders, page 28

2. We note your revised disclosure in response to comment 6. We also note your disclosure that American Residential Fastigheter AB controls 100 percent of the Series B Convertible Preferred Stock. Please revise to include a footnote disclosing the name(s) of the natural person(s) that have ultimate voting or dispositive control over the shares held by American Residential Fastigheter AB.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Michael Paige, Esq.